UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

Friars House
160 Blackfriars Road
London SE1 8EZ United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Third Quarter 2019 Results

On November 5, 2019, Clarivate Analytics Plc (the “Company”) issued a news release announcing earnings for the third quarter ended September 30, 2019. In addition, we posted to our website supplemental information related to revenue, earnings, and guidance information. The news release and supplemental information have been furnished as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are posted on the investor relations section of our website (http://ir.clarivate.com/).

Incorporation by Reference

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-231405) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibits 4.1, 4.2, 10.1, 99.2 and 99.3 to this Report on Form 6-K shall not be deemed to be incorporated by reference into such registration statement.

Exhibits

Furnished as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K is information regarding the Company’s financial results for the three and nine months ended September 30, 2019. Furnished as Exhibits 4.1, 4.2 and 10.1 to this Report on Form 6-K are the indenture, form of note and credit agreement entered into by certain subsidiaries of the Company, as previously reported on October 31, 2019.

Exhibit No.	Document Description

4.1	Indenture dated as of October 31, 2019 among Camelot Finance S.A., the Guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent
4.2	Form of 4.50% Senior Secured Note due 2026 (incorporated by reference to Exhibit A to Exhibit 4.1)
10.1	Credit Agreement dated as of October 31, 2019 among Camelot UK Holdco Limited, Camelot UK Bidco Limited, the US Borrowers party thereto, Camelot Finance S.A., certain Restricted Subsidiaries from time to time designated thereunder as Additional Revolving Borrowers, the Subsidiary Guarantors from time to time party thereto, the several banks, financial institutions, institutional lenders and other entities from time to time party thereto as lenders, the Issuing Lenders from time to time party thereto and Bank of America, N.A., as administrative agent
99.1	Clarivate Analytics Plc quarterly report as of and for the three and nine months ended September 30, 2019
99.2	News release issued by Clarivate Analytics Plc dated November 5, 2019
99.3	Supplemental Information dated November 5, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: November 5, 2019	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer